VIA EDGAR

February 10, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”); File No. 811-21638 – Pre-Effective Amendment

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Trust and its initial two series, the JPMorgan Flexible Credit Long/Short Fund and JPMorgan Ultra-Short Municipal Fund (each, a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into Pre-Effective Amendment No. 1 to the Trust’s Registration Statement.

General

1.	Comment: Please update the Funds’ series and class identifiers to reflect their ticker symbols when you have obtained them. See Rule 313(b)(1) of Regulation S-T.

Response: We will incorporate the Funds’ series and class identifiers to reflect their ticker symbols once we obtain them.

JP Morgan Flexible Credit Long/Short Fund – Class A, C and Select Class Shares

Fees and Expenses of the Fund, page 1

2.	Comment: Please confirm that you will include a line item for Acquired Fund Fees and Expenses in the fee table if they are expected to exceed 0.01% of the average net assets. In this regard, we note that the Fund’s principal investment strategies include investing in money market funds and its principal risks include Investment Company Risk.

Response: We will include Acquired Fund Fees and Expenses in the fee table if we estimate that such fees will exceed 0.01% of the average net assets in the Fund’s first fiscal year “based on assumptions as to the specific Acquired Funds in which the new Fund expects to invest” as required by Instruction 3(f)(vi) to Item 3 of Form N-1A.

3.	Comment: For clarity, please consider putting parenthesis around the fee waiver/reimbursement amounts in the Fee Table.

Response: Parenthesis will be added around the fee waiver/reimbursement amounts in the Fee Tables.

4.	Comment: If the fee waiver/expense reimbursement described in footnote 2 is subject to recoupment, please expand the footnote to describe the arrangement. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: The fee waiver/expense reimbursements described in footnote 2 to the Funds’ fee tables are not subject to recoupment.

The Fund’s main investment strategies, pages 2-3

5.	Comment: Please disclose the amount of assets that the Fund intends to invest in derivatives. Please advise whether derivatives will be counted for purposes of the 80% test, and, if so, how they will be valued.

Response: Consistent with the Fund’s name, the Fund is flexible and therefore, there is not a targeted amount or specified percentage the Fund intends to invest in derivatives. Derivatives that have similar economic characteristics to securities that have exposure to one or more credit markets are included in the 80% test. While the SEC specifically stated that Rule 35d-1 “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes. To the extent that the Fund invests in derivatives and determines they should be included in its 80% test, such derivatives may be valued based on notional value or market value depending on the value that reflects the economic exposure created by the investment.

6.	Comment: Please clarify what is meant by “securities that have exposure to one or more global credit markets.”

Response: The disclosure will be revised to provide as follows (changes redlined):

“For purposes of this policy, credit instruments means securities that have exposure to one or more ~~global~~ credit markets which may be in developed or emerging markets and investments that have similar economic characteristics to such securities.”

7.	Comment: As the Fund anticipates investing in contingent convertible securities as part of its principal strategy, please provide a description of them in the strategy section. In addition, please supplementally inform us of the amount of assets the Fund intends to invest in contingent convertible securities.

Response: The following additional disclosure will be added to the prospectus.

“A contingent convertible security is a hybrid debt security typically issued by a non-U.S. bank that may be convertible into equity or may be written down if a pre-specified trigger event occurs.”

Given the flexible nature of the Fund, the Fund may use contingent convertible securities as part of its principal investment strategies but there is not a targeted amount or specified percentage the Fund intends to invest in contingent convertible securities.

8.	Comment: The Fund discloses that it may have unfunded commitments. Please supplementally explain and represent to us that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded commitments.

Response: As required by the Fund’s asset segregation procedures, the Fund will segregate liquid assets equal to the purchase price to be paid for unfunded commitments and represents that the Fund reasonably believes that compliance with such asset segregation procedures will provide adequate cover to satisfy all of its unfunded commitments.

9.	Comment: Given the liquidity issues facing certain open-end funds investing in various segments of the credit markets, please explain to us how the Fund intends to invest its assets in a manner consistent with the Staff’s positions regarding illiquid investments and with the Fund’s ability to meet redemption requests.

Response: The Fund’s liquidity determination procedures incorporate processes for the daily identification, monitoring and documentation of illiquid securities. As required by current SEC guidance, the Fund will not acquire illiquid securities, if as a result thereof, more than 15% of the Fund’s net assets would be investments which are illiquid. To the extent that a Fund needs to satisfy redemption requests or cover unanticipated cash shortfalls, the Fund is permitted to engage in borrowing under a credit facility or enter into lending agreements under which the Fund would borrow money for temporary purposes directly from another J.P. Morgan Fund and/or pay redemption proceeds in readily marketable securities instead of cash for redemptions of $250,000 or more.

10.	Comment: Please disclose in plain English what you mean by “relative value strategies” and “opportunistic trades within a disciplined risk management framework.” In the alternative, consider using more investor-friendly terms throughout this paragraph.

Response: The following disclosure will be added to the prospectus concerning relative value strategies:

“Relative value” strategies seek to take advantage of pricing differences between individual investments or market sectors. The Fund’s relative value strategies use combinations of securities and investments and include for example: (1) credit-oriented trades such as purchasing a CDS related to one bond or set of bonds and selling a CDS on a similar bond or set of bonds, (2) long/short strategies such as selling a bond with one maturity and buying a bond with a different maturity to take advantage of the yield/return between the maturity dates, and (3) other combinations of fixed income securities and derivatives.”

The disclosure concerning “opportunistic trades within a disciplined risk management framework” will be revised as follows (changes redlined):

“The Fund seeks to generate returns from multiple sources: broad sector allocation, bottom-up security selection, and investments and trading strategies that the adviser believes will perform well over time while seeking to manage volatility risk in the portfolio.”~~opportunistic trades within a disciplined risk management framework~~.

The Fund’s Main Investment Risks, pages 3-6

11.	Comment: In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (see generally Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including prospectus risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: We believe that the principal risks associated with the Fund and its principal investments are disclosed in the Risk/Return Summary including the risks of rising interest rates in Interest Rate Risk, valuation, liquidity, and/or volatility risks specific to the types of investments that the Fund uses, for example, in High Yield Securities and Loan Risk and Foreign Securities and Emerging Markets Risk, MLPs and Private Placements, and risks of overall market turmoil in Transaction Risks. We note that additional disclosure concerning these risks and risks applicable to the fixed income markets in general is included in the “More About the Fund” section including in the Transactions Risk disclosure.

12.	Comment: With respect to MLP Risk, please consider adding that MLPs tend to be in the energy sector and disclosing the risks specific to energy.

Response: The following disclosure will be added:

“Certain MLPs may operate in, or have exposure to, the energy sector. The energy sector can be significantly affected by changes in the prices and supplies of oil and other energy fuels, energy conservation, the success of exploration projects, and tax and other government regulations, policies of the Organization of Petroleum Exporting Countries (OPEC) and relationships among OPEC members and between OPEC and oil importing nations.”

13.	Comment: The Staff is unable to locate principal strategy disclosure corresponding to Investment Company Risk and High Portfolio Turnover Risk. Please advise or revise.

Response: With respect to High Portfolio Turnover Risk, we do not believe that additional strategy disclosure corresponding to the risk disclosure is required. The disclosure is included because of the Fund’s flexible strategy which, at times, may result in frequent trading. This concept is already captured in the disclosure which provides that the Adviser “has broad discretion to shift the Fund’s exposure among strategies and sectors and to invest in a wide variety of credit instruments based on changing market conditions and its view on the best mix of investment opportunities.”

With respect to investment company securities, the “Risk/Return Summary” provides that the Fund may invest in cash and cash equivalents as part of the Fund’s principal investment strategy including “money market funds for which the Adviser and/or its affiliates serve as investment adviser or administrator.”

Main Risks, pages 9-16

14.	Comment: We note that not all of the risks described in this section are described under “The Fund’s Main Investment Risks” on pages 3-6, e.g., ETF Risk, European Market Risk, CLN Risk, Pay-In-Kind and Deferred Payment Securities Risk. Form N-1A requires that the information provided in response to item 4(b)(1)(i) be based on the information given in response to item 9(c). Please revise accordingly.

Response: As disclosed in the “More About the Fund” sections, ETFs are not used as part of the principal investment strategy of the Fund. The risk disclosure in the “More About the Fund” section will be revised to provide that ETF risk is not a main risk of the Fund. Additional risk disclosure concerning European Market Risk and Zero Coupon, Pay-in-Kind and Deferred Payment Securities Risk will be added to “The Fund’s Main Investment Risks” section in the Risk/Return Summary. In addition, expanded risk disclosure concerning CLNs will be added to “Structured Investment Risk” in the Risk/Return Summary.

15.	Comment: Although you list ETF Risk under “Main Risks” on page 14, you do not mention investing in ETFs in either the “What are the Fund’s main investment strategies?” or “The Fund’s Main Investment Risks” sections. If investing in ETFs will be a principal investment strategy of the Fund, please revise the referenced sections accordingly.

Response: ETFs will not be used as part of the principal investment strategy of the Fund. Please see our response to Comment 14.

16.	Comment: We note that you have included investing in preferred shares of closed-end funds, including auction rate preferred shares of closed-end funds, under Investment Company and ETF Risk. If investing in closed-end funds will be a principal investment strategy of the Fund, please revise the “What are the Fund’s main investment strategies?” and “The Fund’s Main Investment Risks” accordingly.

Response: Closed-end funds will not be used as part of the principal investment strategy of the Fund. Investment Company and ETF Risk will be revised to reflect that closed-end funds will not be used as part of the Fund’s principal investment strategies.

Temporary Defensive and Cash Positions, page 17

17.	Comment: To avoid confusion, please change “Funds” to “Fund” in the last sentence of the section. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: The proposed revision will be made.

Additional Fee Waiver and/or Expense Reimbursement, page 17

18.	Comment. The Fund discloses that service providers may voluntarily waive all or a portion of any fees. Please confirm that service providers will not have the ability to recoup such voluntarily waived fees. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: The voluntary fee waiver/expense reimbursements are not subject to recoupment.

Additional Information Regarding Redemptions, page 32

19.	Comment: Please disclose that securities received pursuant to a redemption in-kind remain subject to market risk until sold and that sellers may incur taxes and brokerage fees when converting the securities to cash. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: The following disclosure will be added to the prospectuses:

“If you receive a distribution in-kind, securities received by you may be subject to market risk and you could incur taxable gains and brokerage or other charges in converting the securities to cash.”

20.	Comment: The Fund discloses an annual sub-minimum account fee of $10. Please disclose this fee as a Maximum Account Fee in the fee table per instruction 2(d) to item 3. This comment applies to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: We respectfully disagree. Instruction 2(d) to Item 3 of Form N-1A states that the Fund is required to disclose account fees that may be charged to a “typical investor” in the Fund and, the Fund is not required to disclose “fees that apply to only a limited number of shareholders based on their particular circumstances.” The $10 sub-minimum account fee only applies to shareholders who fall below the minimum investment requirement and whose accounts are not closed upon 60 days’ advance notice as disclosed in the prospectus. If the Fund closes the account, the sub-minimum account fee would not be charged. Accordingly, the sub-minimum account fee only applies to a limited number of shareholders, rather than a “typical investor.”

Investment Practices, pages 36-42

21.	Comment. The preamble states that “[t]he table discusses the types of investments which can be held by the Fund,” however not all of the instruments described in the prospectus are included in the table (e.g., contingent convertible securities, collateralized debt obligations and CLNs) and several of the instruments described in the table (e.g., Brady Bonds, treasury receipts and trust preferreds) are not mentioned in the prospectus. Please reconcile.

Response: The goal of the table is to provide an overview of the range of investments that the Fund may use. Given the flexible nature of the Fund and the wide array of instruments that the Fund may use, we believe the table provides helpful summary information to shareholders who want more information about the types of securities the Fund may use. Contingent convertible securities are covered in the table under convertible securities which includes “Bonds or preferred stock that can convert to common stock including contingent convertible securities.” Collateralized debt obligations are a form of Asset-Backed Securities. CLNs are a form of Structured Investments.

Please note that this section is designed to provide an overview of the range and risks of the Fund’s investments regardless of whether such investments are used as part of the Fund’s principal investment strategy or not. Brady Bonds, treasury receipts and trust preferreds are not used as part of the Fund’s principal investment strategy and therefore are not disclosed earlier in the prospectus. We believe the table provides helpful information to shareholders who may want more comprehensive information on the types of investments the Fund may make to determine if the Fund is consistent with such shareholders’ investment guidelines and restrictions.

Risks related to certain investments held by the Funds, page 42

22.	Comment. Given the risk disclosure in the summary and body of the prospectus, it is unclear why you have included this section. It is also unclear what you mean by “Funds” as this prospectus only relates to a single fund, and why you have included risks that you mention nowhere else, such as Environmental Risk, Extension Risk and Natural Event Risk. Please advise or revise. In this regard, if you choose to retain the section, please use a larger, more readable font. These comments apply to the JPMorgan Ultra-Short Municipal Fund, as well.

Response: As indicated in our response to Comment 21, this section is designed to give shareholders information about the range of investments the Fund may hold and overview of the risks of such investments. The references to the “Funds” will be changed to the “Fund.” The additional risks such as “Environmental Risk, Extension Risk and Natural Event Risks” are included in this section as they may be risks of certain types of securities and investments. However, such risks are not principal risks of the Fund and are therefore not disclosed earlier. As permitted by Rule 420 under the Securities Act of 1933, as amended, the risks in this section are part of the tabular data and therefore are in 8 point font.

Risk and Reward Elements for the Fund, Footnote 1 pages 45 and 47

23.	Comment: Please include the descriptions of futures contracts, options, swaps and ETFs contained on pages 45 and 47 in the body of the prospectus. Also, to avoid confusion, please number the footnote on page 47 ‘2’ instead of ‘1’.

Response: The following disclosure will be added to the “More About the Fund” section of the statutory prospectus where derivatives are disclosed.

“A futures contract is an agreement to buy or sell a set quantity of an underlying instrument at a future date, or to make or receive a cash payment based on changes in the value of a securities index. An option is the right to buy or sell a set quantity of an underlying instrument at a predetermined price. A swap is a privately negotiated agreement to exchange one stream of payments for another.”

The following disclosure will be added to the “More About the Fund” section of the statutory prospectus at the end of the paragraph where ETFs are disclosed:

“ETFs are pooled investment vehicles whose ownership interests are sold on a securities exchange. ETFs may be structured as investment companies, depositary receipts or other pooled investment vehicles. Passively managed ETFs generally seek to track the performance of a particular market index, including broad-based market indexes, as well as indexes relating to particular sectors, markets, regions or industries. Actively managed ETFs do not seek to track the performance of a particular market index.”

The footnote numbering for the “Risk and Reward Elements” table is correct because the footnotes are intended to begin at 1 on each page.

Back Cover Page

24.	Comment: Please include the Fund’s Investment Company Act file number on the bottom of the back cover page as required by item 1(b)(4) of Form N-1A.

Response: The Investment Company Act file will be included in the revised prospectuses.

JPMorgan Flexible Credit Long/Short Fund – Class R6

25.	Comment: Please revise to reflect the Class A, Class C and Select Class comments, as applicable.

Response: The revisions specified in our responses to Comments 1 through 24 will be made in the Class R6 prospectus as applicable.

JPMorgan Ultra-Short Municipal Fund – Class A and Select Class

What are the Fund’s main investment strategies, page 1

26.	Comments: The Fund includes securities issued by or on behalf of territories and possessions of the United States in its definition of municipal securities. If the Fund intends to invest in securities issued by or on behalf of Puerto Rico as a principal investment strategy, please state so in this section and include an appropriate risk factor specific to Puerto Rico.

Response: The Fund does not intend to invest in securities issued by or on behalf of Puerto Rico as a principal investment strategy. However, disclosure relating to the risks specific to securities issued by or on behalf of Puerto Rico will be added to the Fund’s Statement of Additional Information.

Main Risks – Derivatives Risk, page 9

27.	Comments: Given your disclosure on page 5 that “use of derivatives is not a main strategy of the Fund,” it is unclear why you have included Derivatives Risk in this section. Please advise or revise.

Response: The Derivatives Risk disclosure indicated will be moved under the “Additional Risks” heading in the “More About the Funds” section.

Investment Practices, pages 28-31

28.	Comment: The preamble states that “[t]he table discusses the types of investments which can be held by the Fund,” however not all of the instruments described in the prospectus are included in the table and several of the instruments described in the table are not mentioned in the prospectus. Please reconcile.

Response: Please note that, in general, this section is designed to provide an overview of the range and risks of the Fund’s investments regardless of whether such investments are used as part of the Fund’s principal investment strategy or not. The Risk/Return Summary and earlier sections of the prospectus describe investments that are used as part of the Fund’s principal investment strategies whereas the Investment Practices table includes investments the Fund may use both as part of its principal strategy as well as additional strategies. We believe the table provides helpful information to shareholders who may want information on the types of investments the Fund may make to determine if the Fund is consistent with such shareholders’ investment guidelines and restrictions. For this reason, these investments are not discussed elsewhere in the prospectus and, therefore, we believe that we do not need to reconcile the disclosure in the table with disclosures in the other portions of the prospectus.

Risk and Reward Elements for the Fund

29.	Comment: The risk and reward characteristics described in the table do not seem to be consistent with the disclosure in the rest of the prospectus. Please advise or revise.

Response: The Risk and Reward Elements table discusses the main elements that make up the Fund’s overall risk and reward characteristics and the policies to balance the risk and the reward (i.e. the discussions of market conditions, management choices, credit quality and short term trading contained in the table). The table also outlines the Fund’s policies towards certain investments, including those that are designed to manage risk. For these reasons, we have not revised the disclosure in the table.

30.	Comment: Please correct the footnote numbering.

Response: The footnote numbering for the “Risk and Reward Elements” table is correct because the footnotes are intended to begin at 1 on each page.

JP Morgan Flexible Credit Long/Short Fund SAI

Fundamental Investment Policies, Part I – 2

31.	Comment: Please note that, with respect to concentration, the Fund should look through any affiliated funds; and, to the extent the fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. For example, if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry. The Fund cannot ignore the investments in an underlying fund if it has reason to know what the underlying fund will be invested in. This comment applies to the JPMorgan Ultra-Short Municipal Fund SAI, as well.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. It is not clear how, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. The Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

Non-Fundamental Investment Policies, Part I – 3

32.	Comment: Non-fundamental investment policy (2) permits the Fund to acquire securities of other investment companies as permitted by the 1940 Act, however non-fundamental investment policy (3) prohibits the Fund from acquiring securities of registered open-end investment companies or registered investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act. Please revise the disclosure to clarify this inconsistency. This comment applies to the JP Morgan Ultra-Short Municipal Fund SAI, as well.

Response: The two policies are meant to address separate issues and are therefore not inconsistent. Policy (2) permits the Fund to acquire securities of other investment companies if permitted by the 1940 Act. However, this authority is necessarily limited by the other restrictions in the registration statement including policy (3). Policy (3) is required by Section 12 of the 1940 Act. Both Funds may be used as investments for certain J.P. Morgan fund of funds and are therefore, required by Section 12 of the 1940 Act to adopt policies prohibiting them from acquiring securities of registered open-end investment companies or registered investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

JP Morgan Ultra-Short Municipal Fund SAI

Fundamental Investment Policies, Part I – 2

33.	Comment: Please reconcile fundamental investment policy (2) with the prospectus disclosure under “Concentration Risk” that the Fund may invest more than 25% of its total assets in municipal housing authority obligations.

Response: The Investment Policy referenced will not be applicable to investments by the Fund in municipal obligations where the issuer is regarded as a state, city, municipality or other public authority since such entities are not members of an “industry.” Fundamental investment policy (2) will be revised as follows to clarify that the Fund:

“May not purchase any security which would cause the Fund to concentrate more than 25% of the Fund’s investments in the securities of issuers primarily engaged in any particular industry or group of industries, provided that this limitation does not apply to Municipal Securities where the issuer is regarded as a state, city, municipality or other public authority or to governmental guarantees of Municipal Securities or to housing authority obligations.”

In connection with your review of the Fund’s Pre-Effective Amendment filed by the Trust on December 2, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary